SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Perspecta Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

715347100
(CUSIP Number)

Jennifer Fanjiang
JANA Partners LLC
1330 Avenue of the Americas, 32nd Floor
New York, New York 10019
(212) 455-0900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2020
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715347100	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,888,867 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,888,867 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,888,867 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 715347100	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The 11,888,867 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $239.4 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b) and (c) of the Schedule 13D are hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 160,758,079 Shares outstanding as of July 31, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2020 filed with the Securities and Exchange Commission on August 7, 2020.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 11,888,867 Shares, representing approximately 7.4% of the Shares outstanding.

(b) JANA has sole voting and dispositive power over 11,888,867 Shares, which power is exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit B hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:
Exhibit B:	Transactions in the Shares of the Issuer During the Last 60 Days

CUSIP No. 715347100	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2020

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Chief Legal Counsel and Chief Compliance Officer

CUSIP No. 715347100	SCHEDULE 13D/A	Page 5 of 5 Pages

EXHIBIT B

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
07/31/2020	4,820	21.27	21.24 – 21.30
08/07/2020	12,500	21.26
08/18/2020	258,696	21.19	21.15 – 21.25
08/19/2020	34,000	21.32	21.26 – 21.32
08/20/2020	150,000	20.77	20.70 – 20.82
08/21/2020	50,000	20.51	20.44 – 20.61
08/24/2020	12,200	20.49
08/25/2020	1,000	20.79
08/26/2020	26,276	21.03
08/28/2020	14,168	21.04
08/31/2020	86,000	20.82
09/01/2020	500,000	20.66
09/02/2020	57,150	20.76
09/03/2020	200,000	20.62
09/04/2020	155,000	20.36
09/08/2020	325,000	19.90	19.79 – 19.99
09/09/2020	250,000	19.94	19.84 – 19.98
09/10/2020	310,500	19.92	19.66 – 20.06